Exhibit 99.207

Term Sheet

$15,000,000 BOUGHT DEAL OFFERING OF UNITS

May 18, 2021

A prospectus supplement containing important information relating to the securities described in this document will be filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

Copies of the prospectus supplement or final base shelf prospectus may be obtained from ATB Capital Markets Inc. or Echelon Wealth Partners Inc.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

These securities have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws. Accordingly, these securities may not be offered, sold or delivered, directly or indirectly, in the United States of America except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Issuer:	High Tide Inc. (the “Company”)

Size of Issue:	$15,000,000 (the “Offering”) with an additional 15% over-allotment option.

Issued Securities:

Treasury offering of 1,562,500 Units of the Company (each a “Unit”).

Each Unit consisting of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Issue Price:	$9.60 per Unit (the “Issue Price”).

Warrants:

Each Warrant shall entitle the holder to purchase one Common Share at $12.25 per Common Share at ny time on or before the date which is 36 months after the Closing Date.

If, at any time prior to the expiry date of the Warrants, the ten (10) trading day volume weighted average closing price of the Common Shares on the TSX Venture Exchange (the “TSXV”) (or other applicable exchange) equals or exceeds $19.20, the Company may, within 10 days of the occurrence of such event, deliver a notice to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice (the “Accelerated Exercise Period”). Any unexercised Warrants shall automatically expire at the end of the Accelerated Exercise Period.

Over-Allotment Option:	The Underwriters will have an option, exercisable in whole or in part at any time up to 30 days following the Closing Date (as defined below), to purchase up to an additional 15% of the Units at the Issue Price (which may be comprised of the acquisition of additional Units, Common Shares and/or Warrants), to cover over-allotments (if any) and for market stabilization purposes.

66 WELLINGTON STREET WEST, SUITE 3530, TORONTO, ON, CANADA M5K 1A1

MAIN: 647 776 8230 FAX: 647 776 8248 WWW.ATBCAPITALMARKETS.COM

Form of Underwriting:	“Bought Deal” offering by way of a prospectus supplement, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Regulatory Out”, “Material Adverse Change Out” and “Breach of Agreement Out” clauses running until the Closing Date.

Jurisdictions:	All provinces and territories of Canada, except Quebec, and in the United States by way of private placement to select accredited investors and/or to qualified institutional investors and outside of Canada and the United States on a private placement or equivalent basis.

Use of Proceeds:	The net proceeds of the Offering will be used for opening new retail cannabis store locations, completing strategic acquisitions, the repayment of debt, general corporate and working capital purposes, and for such other purposes as to be described in the prospectus supplement.

Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory and exchange approvals to list the Common Shares on the TSXV. Listing will be subject to fulfilling all the listing requirements of the TSXV.

Eligibility:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

Bookrunners:	ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“EWP”, and together with ATB, the “Bookrunners”).

Underwriters’ Fees:	Cash commission equal to 6.0% of the gross proceeds of the Offering (including the Over-Allotment Option) plus non-transferable broker warrants (the “Broker Warrants”) to purchase up to 6.0% of the number of Units sold in the Offering (including the Over-Allotment Option). Each Broker Warrant shall entitle the holder to purchase one Unit at the Issue Price at any time on or before the date on which is 36 months after the Closing Date. Notwithstanding the foregoing, any proceeds raised and received in the Offering from purchasers set out in a president’s list (the “President’s List”) representing up to $3.0 million of the Offering, shall be subject to a reduced cash commission equal to 3.0% and a number of Broker Warrants equal to 3.0% of the aggregate number of Units sold to such purchasers.

Closing Date:	On or about May 25, 2021 or such other date as the Company and the Bookrunners mutually agree in writing (the “Closing Date”).

66 WELLINGTON STREET WEST, SUITE 3530, TORONTO, ON, CANADA M5K 1A1

MAIN: 647 776 8230 FAX: 647 776 8248 WWW.ATBCAPITALMARKETS.COM